TIGER JIUJIANG MINING, INC.

     September 8, 2010

Division of Corporate Finance,
Securities & Exchange Commission,
Mail Stop 7010, 450 Fifth Street,
Washington, D.C. 20549-7010

Attention: Mr. H. Roger Schwall, Assistant Director

Dear Sirs:

Re: Tiger Jiujiang Mining, Inc.
Registration Statement on Form S-1 Filed on May 14, 2010
File Number 333-166823

We have reviewed your comment letter dated June 10, 2010, have made revisions to the filing and have the following comments and responses. We have also updated our financial statements to the end of the first quarter on May 31, 2010. Along with this letter we have provided by separate mailing a hard copy and a black-line copy of the amended filing. In addition, our letter provides an explanation of our response and, where applicable, quotes the amended wording, as applicable.

General

1.	We believe we have fully complied with your requests to order to assist in the expeditious review of our filing.

1a.

In our response to comment 39 we indicate that we had failed to include the cost of the retention of a North American trained geoscientist to evaluate and conform the work of the phase I exploration program to North American standards (approximate costs of $5,000). In order to rectify that deficiency, we have elected to increase the minimum offering to 1,200,000 shares ($60,000) and have amended the prospectus accordingly throughout.

2.	We have added full pagination to the filing including financial statements which have been labeled as “F - #” (financial statement page number).

3.	We have altered all references to officers and directors from the plural to the singular.

4.

We have amended the front page to indicate that this is a primary offering and not an offering pursuant to Rule 415 by unchecking the box following the statement “If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. We have also indicated elsewhere in the filing (see response 11) that the selling shareholders are not family members and are all at arms length to both Tiger and its sole director / officer.

5.

Our agent for service maintains an office in Canada in addition to his office in the United States. When this filing was originally filed he was in Canada and consequently used that address. He has used his U.S. address for this filing and will do likewise for any future filings on behalf of Tiger.

1242 State Avenue, Suite 1, Number 309, Marysville, WA 98270
Phone: (360) 353-4013 Fax: (866) 850-5680 e-mail: tigerjiujiang@gmail.com

Mr. H. Roger Schwall	2.
Securities & Exchange Commission
September 8, 2010

Prospectus Cover Page

6.

We have deleted all references to an at the market offering; specifically we have deleted the clause “until such time as the shares of our common stock are quoted on the Over-The-Counter Bulletin Board (the “OTC BB”) and thereafter at prevailing market prices or privately negotiated prices” throughout the filing.

In addition, on page 17 under the heading “Determination of the Offering Price” we have deleted the last sentence of the third paragraph as it implies that there will be a market offering. Also on page 44 under the heading “Market for Common Equity and Related Shareholder Matters” we have deleted a similar sentence for like reasons.

Further, as indicated in response 4, we have unchecked the box on the cover page referencing the offering is being made pursuant to Rule 415.

Risk Factors, page 6

7 and 8.

We have added a risk factor section entitled “Risks Associated With Doing Business in China” on page 15 which adds what we believe to be the material risks of doing business in China and a further risk factor pertaining to the difficulties of effecting service against Ms. Chang. The added section reads as follows:

Risks Associated With Doing Business in China

Various matters that are specific to doing business in China may create additional risks or increase the degree of such risks associated with our business activities. These risks are discussed below.

1. The Chinese legal system is different from the U.S. justice system. Most of the material agreements to which we or our affiliates are party or will be party in the future with respect to mining assets in the PRC are expected to be governed by Chinese law and some may be with Chinese governmental entities. The Chinese legal system embodies uncertainties that could limit the legal protection available to Tiger and its shareholders. The outcome of any litigation may be more uncertain than usual because: (i) the experience of the Chinese judiciary is relatively limited, and (ii) the interpretation of China’s laws may be subject to policy changes reflecting domestic political changes.

(a) Legal System - The Chinese legal system is a civil law system based on written statutes. Unlike common law systems (the system in the U.S.), it is a system in which decisions in earlier legal cases do not generally have precedential value. The overall effect of legislation enacted over the past 20 years has been to enhance the protections afforded to foreign invested enterprises in China. However, these laws, regulations and legal requirements remain relatively recent and are evolving rapidly; their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to foreign investors such as the right of foreign invested enterprises to hold licenses and permits such as business licenses. Because our business activities are located outside the U.S., it could be difficult for investors to effect service of process in the U.S., or to enforce a judgment obtained in the U.S. against us or any of these persons or entities.

(b) Limited Interpretation - The laws that do exist are relatively recent and their interpretation and enforcement involve uncertainties, which could limit the available legal protections. Even where adequate Chinese law exists it may be impossible to obtain swift and equitable enforcement of such law or to obtain enforcement of judgments by a court of another jurisdiction. The inability to enforce or obtain a remedy under such agreements would have a material adverse impact on our operations.

Mr. H. Roger Schwall	3.
Securities & Exchange Commission
September 8, 2010

The Chinese government has enacted some laws and regulations dealing with matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. However, their experience in implementing, interpreting and enforcing these laws and regulations is limited, and our ability to enforce commercial property rights or to resolve commercial disputes is unpredictable. If our new business venture is unsuccessful, or other adverse circumstances arise from these transactions, we face the risk that the parties to these ventures may seek ways to terminate the transactions, or, may hinder or prevent us from accessing important information regarding the financial and business operations of these companies. The resolution of these matters may be subject to the exercise of considerable discretion by agencies of the Chinese government and forces unrelated to the legal merits of a particular matter or dispute may influence their determination. Any rights we may have to specific performance or to seek an injunction, in either of these cases, may be severely limited and without a means of recourse by virtue of the Chinese legal system, we may be unable to prevent these situations from occurring. The occurrence of any such events could have a material adverse effect on our business, financial condition and results of operations.

(c) Taxation - Many tax rules are not published in China and those that are published can be ambiguous and contradictory, leaving a considerable amount of discretion to local tax authorities. China currently offers tax and other preferential incentives to encourage foreign investment. However, the tax regime of the PRC is undergoing review and there is no assurance that such tax and other incentives will continue to be available. There is also no guarantee that the pursuit of economic reforms by the State will be consistent or effective and as a result, changes in the rate or method of taxation, reduction in tariff protection and other import restrictions, and changes in state policies affecting the mining industry may have a negative effect on our operating results and financial condition.

2. Our sole officer and director, Ms. Chang Ya-Ping, is a resident and citizen of Taiwan which embodies uncertainties that could limit the legal protection available to Tiger’s shareholders.

Because Ms. Chang is a citizen and resident of Taiwan, in the event that U.S. investors sought service of process against Ms. Chang, it may be difficult for investors to effect service of process in the U.S., or to enforce a judgment obtained in the U.S. against Ms. Chang. Further, it would be difficult to enforce judgements against her which were obtained in U.S. courts based on the civil liability provisions of U.S. federal securities laws and enforcing judgements of U.S. courts based on civil liability provisions of U.S. federal securities laws in foreign courts against Ms. Chang would likewise be difficult as would the bringing of an original action in foreign courts to enforce liabilities based on those U.S. federal securities laws.

8a.

In addition, we have deleted the reference to Section 404(b) of the Sarbanes Oxley Act pertaining to auditor attestation reports in risk factor 14 (Risk Factors Associated with Tiger … on page 12) as with the passage of the Dodd-Frank Act such is no longer a requirement.

Use of Proceeds, page 16

9.

On page 18 in the last paragraph we have disclosed that “Any funds not used for the purposes indicated will be used for general working capital. If less than the entire offering is completed, funds will be applied according to the priorities outlined above”. To that paragraph we have added a sentence stating:

Mr. H. Roger Schwall	4.
Securities & Exchange Commission
September 8, 2010

In the event that we raise funds greater than the minimum amount required to fund the first phase of exploration, any such additional funds not used will be used for general working capital. In the event that the first phase work is not favorable we will terminate the option. In that event any excess working capital will be used to maintain our standing with the various regulatory authorities until such time as we are able to restructure our operations and locate a new project.

We have deleted the reference to a cessation of operations.

10.

We have added the following table and dialogue at the top of page 18 to set forth the anticipated costs of completion of phases I and II and to distinguish between the anticipated costs of completion for each phase and the costs for which we are responsible under the option agreement. We have also added the following paragraph to the discussion to explain the differences between what is required under the option agreement and what has been committed to as the appropriate expenditure under the engineering report.

The following table delineates the expenditures planned (our emphasis for this correspondence) by both parties under the terms of the option agreement and the total amounts required (our emphasis for this correspondence) under the program as recommended by the engineering report. It should be noted that the option agreement commits us to a certain minimum expenditure in order to earn our option under the agreement. We have separately committed to follow the advice of the engineering report which calls for a greater expenditure than the minimum required by the option agreement and both parties have verbally committed to such costs. The option agreement did not specify the specific expenditures to be made; just the total commitment to the exploration of the Tiger property. The engineering report delineated the specific cost elements. The engineering report did not commit to specifics of a second phase; the engineers are of the opinion that until the results of phase I are available they are not willing to make specific recommendations as to a second phase.

	Required under Option Agreement		Planned under Recommended Program
Phase I	Tiger	Kiukiang	Tiger	Kiukiang
Geological Surveys, Grid & related			$ 4,200	$ 4,200
Trenching & related			2,200	2,200
Diamond Drilling			9,500	9,500
Sample Analysis & Assays			9,800	9,800
Geological Report on Phase I			3,800	3,800
Contingencies			500	500
Total Phase I	$ 15,000	$ 15,000	$ 30,000	$ 30,000

Phase II
Specifics to be determined based on the results of Phase I
Total Phase II	$ 45,000	$ 45,000	$ 50,000	$ 50,000

Total Planned Expenditures	$ 60,000	$ 60,000	$ 80,000	$ 80,000

Mr. H. Roger Schwall	5.
Securities & Exchange Commission
September 8, 2010

Selling Security Shareholders, page 21

11.

None of the selling shareholders are related to our officer and director, i.e., none are family members; all are friends (4) or business associates (1). Therefore, we have amended the disclosure at the end of paragraph 3 to note such and have deleted the reference to shares having being sold to family members.

Plan of Distribution, Terms of the Offering, page 23

12.

We have amended the subsection entitled “Procedures for Subscribing” and “Right to Reject Subscriptions” to state that the selling shareholders will represent themselves as sellers and any funds they may receive will be made payable to the selling shareholder and not the issuer. If the investor is purchasing shares offered by Tiger the payment must be payable to Tiger.

13.	We have added a sentence at the end of section (a) (The offering will be sold by our directors) stating:

An investor purchasing shares from Tiger as part of the Corporation’s offering will solely be involved in a transaction with our director as a representative of Tiger and all payments will be made only to Tiger Jiujiang Mining, Inc.

We have further stated at the end of the third paragraph of section (b) (Offering by the Selling Shareholders:

An investor purchasing shares from a selling shareholder will make payment to that individual or, if the sale is made through an intermediary such as a broker dealer, payment will be made to the intermediary on behalf of the seller or the selling shareholder as is indicated by the seller. No payments will be made to or handled by Tiger on behalf of the selling shareholders.

14.

We have added disclosure on the cover page at the end of the third paragraph from the end and as part of “the Offering” section as to the lack of an escrow account. We have also added the disclosure on page 9 as part of risk 5, on page 16 at the end of the first paragraph of “Use of Proceeds”, it the end of the last paragraph on page 18 of the same section and on page 23 in the first paragraph of “Plan of Distribution” which states that:

We will not maintain an escrow account for the receipt of proceeds from the sale of our shares.

We believe we fully conform to the requirements of Exchange Act Rule 10b-9 and have clearly stated that all funds will be immediately refunded to the subscriber should Tiger fail to achieve the minimum offering.

15.	We have not added a risk factor because on page 25 under Procedures for Subscribing as part of the second paragraph we have stated that:

Upon receipt of the subscription the funds will be held without deposit until such time as the minimum subscription level is reached at which time all funds received to date and from that date forward will be immediately deposited to the credit of the Corporation’s bank accounts and will be used as indicated herein which will minimize this risk until such time as the minimum subscription level is attained.

Mr. H. Roger Schwall	6.
Securities & Exchange Commission
September 8, 2010

16.

We have removed all references to holding subscriptions for two days prior to the deposit of subscription funds and the policy of not accepting subscriptions until funds clear the banking system on pages 2 and 14. We now consistently state that:

“Upon receipt of the subscription the funds will be held without deposit until such time as the minimum subscription level is reached at which time all funds received to date and from that date forward will be immediately deposited to the credit of the Corporation’s bank accounts and will be used as indicated herein.”

17.	We will not accept oversubscriptions. The offering will close after the sale of 2,000,000 shares.

Description of Securities to be Registered, page 26

18.	We refer you to the legality opinion as provided with this filing which we believe resolves the issue presented.

Restricted Securities, page 27

19.	We have updated the description of Rule to reflect the current provisions of the Rule such that the relevant part of this section now reads:

“Under Rule 144 a shareholder, including an affiliate of Tiger, may sell shares of common stock if they follow the applicable conditions set forth in the Rule. The rule is not the exclusive means for selling restricted or control securities, but provides a “safe harbor” exemption to sellers. The rule's five conditions can be summarized as follows:

1.

Holding Period - Before any restricted securities may be sold in the marketplace, they must be held for a certain period of time. If the company that issued the securities is subject to the reporting requirements of the Exchange Act, then they must hold the securities for at least six months. If the issuer of the securities is not subject to the reporting requirements, then they must hold the securities for at least one year (the relevant holding period begins when the securities were bought and fully paid for). The holding period only applies to restricted securities. Because securities acquired in the public market are not restricted, there is no holding period for an affiliate who purchases securities of the issuer in the marketplace. But the resale of an affiliate's shares is subject to the other conditions of the rule.

Additional securities purchased from the issuer do not affect the holding period of previously purchased securities of the same class. If they purchase restricted securities from another non- affiliate, they can tack on that non-affiliate's holding period to their holding period. For gifts made by an affiliate, the holding period begins when the affiliate acquired the securities and not on the date of the gift. In the case of a stock option, such as one an employee receives, the holding period begins as of the date the option is exercised and not the date it is granted.

2.

Adequate Current Information - There must be adequate current information about the issuer of the securities before the sale can be made. This generally means that the issuer has complied with the periodic reporting requirements of the Exchange Act.

3.

Trading Volume Formula - If an affiliate, the number of equity securities that may be sold during any three-month period cannot exceed the greater of 1% of the outstanding shares of the same class being sold, or if the class is listed on a stock exchange or quoted on NASDAQ, the greater of 1% or the average reported weekly trading volume during the four weeks preceding the filing a notice of sale on Form 144. Over-the-counter stocks, including those quoted on the OTC-BB and Pink Sheets, can only be sold using the 1% measurement.

Mr. H. Roger Schwall	7.
Securities & Exchange Commission
September 8, 2010

4.

Ordinary Brokerage Transactions - If an affiliate, the sales must be handled in all respects as routine trading transactions, and brokers may not receive more than a normal commission. Neither the seller nor the broker can solicit orders to buy the securities.

5.

Filing a Notice of Proposed Sale With the SEC - If an affiliate, notice must be filed with the SEC on Form 144 if the sale involves more than 5,000 shares or the aggregate dollar amount is greater than $50,000 in any three-month period. The sale must take place within three months of filing the Form and, if the securities have not been sold, you must file an amended notice.

If Not an Affiliate of the Issuer, What Conditions of Rule 144 Must Be Complied With? - If not (and have not been for at least three months) an affiliate of the company issuing the securities and have held the restricted securities for at least one year, the securities may be sold without regard to the above conditions. If the issuer of the securities is subject to the Exchange Act reporting requirements and the holder has held the securities for at least six months but less than one year, the securities may be sold as long as the current public information condition is satisfied.

Business Description, page 29

Acquisition of the Tiger Gold Property, page 30

20.

By arms-length we mean neither Kiukiang Gold Mining Company nor its directors are related in any way to Tiger and that the parties to the option agreement transaction are independent and on an equal footing.

21.

We believe we have thoroughly disclosed all material terms of the option agreement; note clause (e) which states: “upon exercise of the option, Tiger will pay to Kiukiang $25,000 per annum commencing on May 31, 2014, as prepayment of the NSR”.

In addition, the third paragraph of the section noted clearly states what happens if the results of either phase I or II are unfavourable.

Reports to Securityholders, page 31

22.	We have remove the reference to the filing of proxy statements and have corrected the reference to 8-K reports to reference them as “current reports”.

23.	We have amended the address of the offices of the SEC to the current correct address.

Description of the Property Under Option, page 32

24.

The source of the liability that Kiukiang would have to Tiger were Kiukiang to grant an option to another party is based purely on common law; there is no specific liability stated in the option agreement. Tiger would have every right under U.S. law to seek damages; whether we would be successful is clearly stated as a risk 5 under “Risks Associated with Tiger …” on page 9 and again in paragraph 3 under “Description of the Property Under Option on page 32.

Mr. H. Roger Schwall	8.
Securities & Exchange Commission
September 8, 2010

Controls and Procedures (page 34 of S-1 filing on May 14, 2010)

25.	We have deleted the entire section as we are not subject to the Exchange Act.

Notwithstanding the removal of this section, we are of the opinion that our disclosure procedures and controls were ineffective for a number of reasons. Our management does not expect that our disclosure controls or our internal controls over financial reporting will prevent all error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, but not absolute, assurance that the objectives of a control system are met. Further, any control system reflects limitations on resources and the benefits of a control system must be considered relative to its costs. These limitations also include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of a control. A design of a control system is also based upon certain assumptions about potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected.

Directors, Executive Officers, Promoters and Control Persons, page 39

26.

Please note there was an error in the table in the referenced section; Ms. Chang was born in 1963 and is, therefore, 47 years of age, not 37 as originally stated. We have not amended the section but provide the following in response to your query.

Ms. Chang has been a private investor for the past five years and has not been employed by any entity during that period. She graduated from Tajen University in 1986 with her MBA and commenced working for First National Trust of Taiwan in 1986 as a Branch Manager rising to the post of Executive Vice President leaving the corporation for private enterprise in 1996. From 1996 to 2002 she was the owner of a chain of 18 dim sum restaurants in Taiwan operating under the name Golden Dragon. In late 2002 she went into the real estate market acquiring a number of commercial income properties and remains in that business to this day under the name Chung Sho Holdings Corporation, a private Taiwanese corporation. She has been an ‘angel’ investor since 2004 and has been an investor in a number of smaller private gold mining projects in Taiwan and China. In addition, she also manages the Chang family trust and has done so since 1991.

As a result of her personal and banking contacts, Ms. Chang has made many contacts in the mining industry in the last six years and it is through these contacts that she came across the opportunity presented and decided to become a promoter and founder of the Corporation.

27.	Ms. Chang will be devoting approximately six hours per week to our business. The balance of her work week which approximates 60 hours per week is taken up as follows:

Chung Sho (commercial real estate)	40
Family trust	14
Tiger Jiujiang Mining, Inc.	6

Mr. H. Roger Schwall	9.
Securities & Exchange Commission
September 8, 2010

Financial Statements

28.	We have altered the disclosure to correct the error such that the second sentence now reads:

“We will provide audited financial statements to our shareholders on an annual basis, which statements will be prepared by management and reviewed by an independent Registered Certified Public Accountant.”

Please note that we have also update our financial statements to the end of the first quarter at May 31, 2010.

Report of Independent Registered Public Accounting Firm

29.	Our auditors have issued a revised auditors’ report to include in paragraph 1 “Tiger Jiujiang Mining, Inc.’s management is responsible for these financial statements”.

30.

We have discussed with our auditors the auditing procedures performed on the financial statements as of February 28, 2010 and for the period January 28, 2010 through February 28, 2010. During the audit period the Company was just establishing the business and had received the initial investment by the shareholders. The only assets were the cash in the Company’s bank account, and the only liabilities were accruals for professional and initial filing fees. Our auditors performed the audit in accordance with standards of the Public Company Accounting Oversight Board and in accordance with those standards performed the audit to obtain reasonable assurance regarding the cash in bank, and the accrued expenses. In addition, our auditors read the “Option to Purchase and Royalty Agreement” between the Company and Kiukiang Gold Mining Company. The Company had not acquired any property in China, or the states of Washington or Wyoming. For the audit of the financial statements as of February 28, 2010 and for the period January 28, 2010 through February 28, 2010 our auditor has informed us that no other auditing firm was involved in the audit, since the Company had not begun its mining operations in China and had no other operations. We have discussed with our auditor how the auditing procedures will be performed when the Company’s mining operations have begun. Our auditor has advised us that he has a multi entry VISA with China, and will perform the audit on-site and will utilize the services of a Chinese firm of Certified Public Accountants registered with the Public Company Accounting Oversight Board. Our auditors have indicated they are familiar with the requirements of AU Section 543 as adopted by Rule 3200T “Part of Audit Performed by Other Independent Auditors” and will make certain that the requirements regarding supervision, inquiries, planning and discussion of specific procedures to be performed in accordance with our auditors instructions will be in accordance with AU Section 543.

Statements of Operations

31.

Earnings/(loss) per share amounts have been rounded to the nearest penny in the Statements of Operations and in all discussion and tables such as in the dilution table in the registration statement with the exception of the designation of the par value of the common stock.

Mr. H. Roger Schwall	10.
Securities & Exchange Commission
September 8, 2010

Note 3 – Summary of Significant Accounting Policies

Mining Exploration Costs

32.	We have removed the reference to SEC Industry Guide 7” and have replaced it with “ASC Topic “Accounting and Reporting of Development Stage Companies”” such that the sentence now reads:

“In accordance with ASC Topic “Accounting and Reporting of Development Stage Companies”, the Corporation charges mineral property acquisition costs and exploration costs to operations as incurred.”

33.	We have modified our disclosure in Note 3 to the financial statements as follows:

Mining exploration costs

The Company is primarily engaged in the acquisition, exploration, and development of mineral properties.

Mineral property acquisitions are initially capitalized as tangible assets when purchased in accordance with FASB ASC 805-20-55-37. At the end of each fiscal quarter, the Company assesses the carrying costs for impairment. If proven and probable reserves are established for a property and it has been determined that a mineral property can be economically developed, costs will be amortized using the units-of-production method over the estimated life of the proven and probable reserves.

Mineral property exploration costs are expensed as incurred.

As of February 28, 2010 the Company has not established any proven or probable reserves on its mineral properties and has incurred no acquisition or exploration costs.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

34.	We have revised the disclosure regarding capitalized development costs to use as a basis for amortization proven and probable reserves only and not just probable reserves.

Signatures

35.

We have altered the signature lines such that Ms. Chang has signed on behalf of the corporation as President, Chief Executive Officer (Principal Executive Officer), Secretary, Treasurer, Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer) and in her individual capacity as President, Chief Executive Officer (Principal Executive Officer), Secretary, Treasurer, Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer) and as sole director (member of the Board of Directors).

Mr. H. Roger Schwall	11.
Securities & Exchange Commission
September 8, 2010

Exhibit 5.1

36.	A revised legal opinion has been filed with this amendment which be believe responds to your concern.

37.	We believe that the revised legal opinion as filed with this amendment corresponds with your request.

Exhibit 99.1

38.	A typographical error occurred which we failed to notice referencing to “Osprey”. The error has been corrected and a revised subscription agreement has been filed.

Engineering Comments

Proposed Exploration Program, page 31

39.

The costs of a North American educated geologist had not been included in our exploration budget but we estimate the cost to be approximately $5,000 based on enquiries of such personnel resident or working in the area of the project. As a result, we have adjusted the minimum subscription level from 1,000,000 shares to 1,200,000 shares (60% of the maximum offering) and have amended all related information accordingly so as to have sufficient funds available.

Our Proposed Exploration Program – Plan of Operation, page 31

40.

We have entered into a verbal agreement to fund $30,000 of the planned Phase I exploration program with Kiukiang agreeing to pay the balance of the recommended work program. In law, we are only obligated to fund $15,000 towards the first phase work prior to May 31, 2011, and a further $45,000 towards the second phase prior to May 31, 2012, in order to earn our interest in the property (along with certain other consideration after the program is completed). Please note that it is our intention to fund the work program at the recommended level – not the lower required level under the option agreement. There are no other written or oral arrangements between the parties; we have simply agreed to fund 50% of the recommended first phase of the work planned at this point.

Our Operations in China, page 35

41.

We have added an entire section to the registration statement providing a summary of the permits, plans, licencing and transferring of permits required to perform exploration activities on our property in China as follows:

Ownership and Regulation of Mineral Resources

Exploration for and exploitation of mineral resources in China is governed by the Mineral Resources Law of 1986, amended January 1, 1997, and the Implementation Rules for the Mineral Resources Law, effective March 26, 1994.

In order to further implement these laws, on February 12, 1998, the State Council issued three sets of regulations:

Mr. H. Roger Schwall	12.
Securities & Exchange Commission
September 8, 2010

(i)	Regulation for Registering to Explore Mineral Resources Using the Block System;
(ii)	Regulation for Registering to Mine Mineral Resources; and
(iii)	Regulation for Transferring Exploration and Exploration rights

(which, together with mineral resources law and implementation rules, are referred to as “Mineral Resources Law”).

Under the Mineral Resources Law, the Ministry of Land and Resources (“MOLAR”) is charged with supervision nationwide of mineral resources prospecting and development.

The mineral resources administration authorities of provinces, autonomous regions and municipalities, under the jurisdiction of the State, are charged with the supervision of mineral resource prospecting and development in their respective administration areas. The Mineral Resources Law, together with the Constitution of the PRC, provides that mineral resources are owned by the State; the State Council, the highest executive body of the State, regulates mineral resources on behalf of the State. The ownership of the State includes the rights to: occupy, use, earn, and dispose of mineral resources regardless of the rights of owners or users of the land under which the mineral resources are located.

Therefore, the State is free to authorize third parties to enjoy its rights to legally occupy and use mineral resources and may collect resource taxes and royalties pursuant to its right to earn. In this way, the State can direct and regulate the development and use of the mineral resources of China.

The Chinese Joint Venture Law also provides that China generally will not nationalize and requisition enterprises with foreign investment. However, in special circumstances where demanded by social public interest, enterprises with foreign investment may be expropriated by legal procedures, but appropriate compensation will be paid. Thus, there is a risk of expropriation; however, there is no recent precedent for such occurrence and, therefore, no guarantee for the corporations involved or their shareholders.

Mineral Resource Permits

The Provisions in Guiding Foreign Investment and the Industrial Catalogue in Guiding Foreign Investment, which were updated on April 1, 2002 and January 1, 2005 (collectively the “Investment Guiding Regulations”) govern foreign investment in China and categorize industries into four types where foreign investment is encouraged, permitted, restricted, or prohibited. Subject to the Investment Guiding Regulations, foreign investment in the exploration and mining of minerals is generally encouraged, in particular in relation to minerals in the western region of China. China’s silver and gold markets are fully open and each is treated as a commodity not subject to any special control or restrictive regulation by the State. China has adopted, under the Mineral Resources Law, a licensing system for the exploration and exploitation of mineral resources. MOLAR and its authorized provincial or local departments are responsible for approving applications for exploration permits and mining permits. The approval of MOLAR is also required to transfer those rights.

Pursuant to the Mineral Resources Law, the applicant for a mining right must present documents as specified under the Law including a plan for development and use of the mineral resources and an evaluation report of the environmental impact thereof. Once granted, all exploration and exploration rights are protected by the State from encroachment or disruption under the Mineral Resources Law. It is a criminal offence to steal, seize or damage exploration facilities, or disrupt the working of exploration areas.

Mr. H. Roger Schwall	13.
Securities & Exchange Commission
September 8, 2010

Exploration Permits

Exploration Permits are registered and issued to “licensees”. The period of validity of an Exploration Permit can be no more than three years. The Exploration Permit area is described by a “basic block” and has a maximum of 40 basic blocks; each block being up to 5 square kilometres. When a mineral that is capable of economic development is discovered, the licensee may apply for the right to develop such mineral. The period of validity of an Exploration Permit can be extended by application but each extension can be no more than two years in duration. During the term of the Exploration Permit, the licensee has priority to obtain the mining right to the mineral resources in the exploration area covered by the Exploration Permit, provided the licensee meets the conditions of qualification for exploration rights holders. Further, the licensee has the rights, among others, to:

(i)	explore without interference within the area under permit during the permit term;
(ii)	construct exploration facilities; and
(iii)	pass through other exploration areas and adjacent ground to access the permitted area.

After the licensee acquires the Exploration Permit, the licensee is obliged to, among other things:

(i)	start exploration within the prescribed term;
(ii)	explore according to a prescribed exploration work scheme;
(iii)	comply with State laws and regulations regarding labour safety, water and soil conservation, land reclamation and environmental protection;
(iv)	make detailed reports to local and other licensing authorities;
(v)	close and occlude the wells arising from prospect work;
(vi)	take other measures to protect against safety concerns after the prospect work is completed; and
(vii)	complete minimum exploration expenditures as required by the Regulations for Registering to Explore Resources Using the Block.

Under the Mineral Resources Law, all mineral resources of the PRC are owned by the State. Exploration rights are granted by the State permitting recipients to conduct mining activities in a specific mining area during the license period.

Exploration rights

Holders of exploration rights are able to apply to be granted licenses to mine for maximum terms of 10 to 30 years, based on magnitude of the mining project. The holder may extend the term of a mining license with an application at least 30 days prior to expiration of the term. The user fee for the mining right is based on the area of the land involved, mining activities, if any, and other related factors. Where there is any prior State investment in or State sponsored geological work conducted on a mineral property, the State must be compensated based on the assessed value of the State input before exploration rights can be granted. Holders of exploration rights enjoy the rights, among others, to:

(i)	conduct mining activities during the term and within the mining area prescribed by the mining license;
(ii)	sell mineral products (except for mineral products that the State Council has identified for unified purchase by designated units);
(iii)	construct production and living facilities within the mine area; and
(iv)	use the land necessary for production and construction, in accordance with applicable law.

Holders of exploration rights are obliged to, among other things:

(i)	conduct mine construction or mining activities within a defined time period;

Mr. H. Roger Schwall	14.
Securities & Exchange Commission
September 8, 2010

(ii)	conduct efficiently production, rational mining and comprehensive use of the mineral resources;
(iii)	pay resource tax and mineral resource compensation (royalties) pursuant to law;
(iv)	comply with State laws and regulations regarding labour safety, water and soil conservation, land reclamation and environmental protection;
(v)	be subject to the supervision and management from both the departments in charge of geology and mineral resources; and
(vi)	complete and present mineral reserves forms and mineral resources development and use statistics reports, according to applicable law.

Transferring Exploration and Exploration rights

A mining enterprise may transfer its exploration or exploration rights to others subject to the approval of MOLAR or its authorized departments at provincial or local level as the case may be. An Exploration Permit may only be transferred if the transferor has:

(i)	held the Exploration Permit for two years as of the issue date, or discovered minerals in the exploration block, which are able to be explored or mined further;
(ii)	a valid and subsisting Exploration Permit;
(iii)	completed the stipulated minimum exploration expenditure;
(iv)	paid the user fees and the price for prospect rights pursuant to the relevant regulations; and
(v)	obtained the necessary approval from the authorized department in charge of the minerals.

Exploration rights may only be transferred if the transferor needs to change the ownership of such exploration rights because it is:

(i)	engaging in a merger or split;
(ii)	entering into equity or cooperative joint ventures with others;
(iii)	selling its enterprise assets; or
(iv)	engaging in a similar transaction that will lead to the alteration of the property ownership of the enterprise.

A Mining Permit may only be transferred if the transferor has:

(i)	commenced production for no less than one year;
(ii)	a valid and subsisting Mining Permit without title dispute; and
(iii)	paid the user fees, the price for the mining right, resource tax and mineral resource compensation pursuant to laws.

Plan of Operation, page 31

42.	We believe the information provided adequately responds to the query but offering the following in addition which has not been incorporated into the filing:

Approximately 120 man hours will be required to complete the grid over a total linear length to be walked of 80 km. The hourly costs for such base labor workers is unknown; suffice it to say they will be supervised by a trained surveyor.

Mr. H. Roger Schwall	15.
Securities & Exchange Commission
September 8, 2010

Yours truly,
TIGER JIUJIANG MINING, INC.

       /s/ “Chang Ya-Ping”

Chang Ya-Ping
President